August 30, 2018

Via EDGAR

Mr. Lory Empie

Staff Accountant

Division of Corporate Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Poage Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
File Number 001-35295

Dear Mr. Empie:

Poage Bankshares, Inc. (“Poage”) hereby responds to the comments set forth in the staff’s comment letter dated August 8, 2018, which are reproduced below.

Effective March 18, 2014, Town Square Bank, the wholly-owned subsidiary of Town Square Financial Corporation (“TSFC”), merged with and into Home Federal Savings and Loan Association, the wholly-owned subsidiary of Poage, in conjunction with the merger of TSFC with and into Poage (collectively, the “Merger”). As part of the Merger, Home Federal changed its name to “Town Square Bank.”

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements

Note 3 – Loans, page 68

1. We note your determination that insurance proceeds related to fictitious loans totaling approximately $1.4 million were probable during the three months ended September 30, 2017 and subsequent determination in March 2018 that such proceeds were no longer probable. Please address the following:

•	Provide us with the factors you considered when arriving at your original conclusion that the recovery was probable as of September 30, 2017;

Mr. Lory Empie

August 30, 2018

We considered the following key factors, up to the filing date of our third quarter Form 10Q for the quarter ended September 30, 2017, in arriving at our original conclusion that recovery from insurance was probable.

On September 12, 2017, Town Square Bank (the “Bank”) uncovered evidence of suspected fraud involving the origination of fictitious loans by an employee of the Bank, who was subsequently terminated as a result of the fraud discovery (the “Former Employee”).

On September 12, 2017, the Bank notified its financial institution bond insurer, AmTrust North America, Chicago, IL (“AmTrust”), of the suspected fraud.

On September 12, 2017, the Bank’s internal audit department began an investigation of the fictitious loans and the documents contained in the loan files and a review of its internal controls with specific focus on loan underwriting, approval and review procedures.

On September 19, 2017, the Bank engaged BKD CPA’s & Advisors, Springfield, MO, to provide forensic accounting services in connection with alleged improprieties identified related to loans.

On October 4, 2017, the Bank engaged Stites & Harbison, PLLC, Louisville, KY, to analyze and assess the Bank’s anticipated claim on its financial institution bond in connection with the fraud.

On October 18, 2017, Stites & Harbison issued an opinion on the most probable outcome of the claim after reviewing the pertinent bond provisions.

On November 3, 2017, the Bank filed a proof of loss form with AmTrust. The AmTrust claims analyst confirmed receipt of the claim on November 3, 2017.

The Former Employee made a series of loans to five fictitious persons using falsified brokerage statements, financial statements, income tax returns, deeds and mortgages. The earliest of the unpaid loans was originated in February 2007, and the most recent was originated in June 2017. As of March 18, 2014, the effective date of the Merger, the total loss, comprised of principal indebtedness, was $934,469.06. As of September 14, 2017, the date of discovery, the total loss, comprised of principal indebtedness, was $1,415,082.46.

The Bank’s financial institution bond insures against employee dishonesty. In addition, the bond contains certain limitations. For a loss from dishonesty the bond provides a $4,000,000 Single Loss of Liability and a $25,000 Single Loss Deductible Amount. Stites & Harbison concluded that this claim meets the definition of a single loss.

The bond applies to loss discovered by the insured during the bond period. The bond period is March 20, 2015 through March 20, 2018. The bond requires prompt notice of any claim. The Bank provided the notice, which was acknowledged by AmTrust, on September 15, 2017.

Mr. Lory Empie

August 30, 2018

It was the opinion of Stites & Harbison that the apparent conduct of the Former Employee falls squarely within the coverage of the bond. The Former Employee made a series of loans to fictitious persons whose identities were fabricated by the Former Employee. The Former Employee’s apparent conduct triggers coverage under the dishonestly insuring agreement. As such, Stites & Harbison concluded that recovery of the aggregate indebtedness of $1,415,082, less the $25,000 deductible, was probable.

The following facts and circumstances existed at the time the Company filed its September 30, 2017 consolidated financial statements on Form 10Q. Management had filed an insurance claim for the loss on fictitious loans totaling $1,415,082.  The insurance carrier confirmed receipt of the claim.  Management had engaged an independent third party to review the Company’s claim on its financial institution bond coverage and stated that the acts of the former employee fell squarely within the dishonesty coverage of the bond and that recovery was probable.  Management discussed with the third party the high threshold in accounting literature that exists to conclude an event is probable to ensure their understanding. Management also utilized the applicable guidance of ASC 450-30 Gain Contingencies Recognition – Interpretive Guidance from Accounting Research Manager (reproduced below). Based upon these facts and circumstances, Management concluded that recovery of loss from the Company’s bond coverage was probable and as a result recorded a receivable.

A gain contingency is defined as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain to an entity that will ultimately be resolved when one or more future events occur or fail to occur. A contingency that might result in a gain usually should not be reflected in the financial statements because to do so might be to recognize revenue before its realization.

Recovery of a contingent loss (e.g., insurance recovery) is a contingent gain. Recovery of a recorded contingent loss should be recognized when realization of the recovery is deemed probable (i.e., likely to happen). Recovery of an amount in excess of the related recorded contingent loss should be recognized only when all contingencies relating to recovery have been resolved. This may result in contingent losses being recognized in the income statement in a different (earlier) period than the related recovery. In addition, there is a rebuttable presumption that no asset should be recognized for a claim for recovery from a party that is asserting that it is not liable to indemnify the entity.

For discussion regarding recognition and measurement of potential recoveries related to an environmental remediation liability, see the "30 Environmental Obligations " section of the 410 Asset Retirement and Environmental Obligations chapter.

Gain contingencies not related to the recovery of a contingent loss should not be recognized in the income statement until all contingencies have been resolved since to do so might result in recognizing income prior to its realization.

Mr. Lory Empie

August 30, 2018

The fictitious loans caused there to be an error in previously issued financial statements as defined in ASC 250-10-20. ASC 250-10-20 defines and error in previously issued financial statements as an error in recognition, measurement, presentation, or disclosure in financial statement resulting from mathematical mistakes, mistakes in application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. As such, Management assessed the need to restate prior periods by recording the loss on fictitious loans in the periods when funds were disbursed including the $934,469 that existed as of the effective date of the Merger. Included below is a table of the fictitious borrowers and fictitious loans with balances at various reporting dates.

	Principal Balance at:
	9/14/2017	12/31/2016	12/31/2015	12/31/2014	Effective Date: 3/18/2014
Borrower 1 – loan 1	$99,800	$99,800	$99,800	$-	$-
Borrower 1 – loan 2	111,624	117,966	-	-	-
Borrower 1 – loan 3	46,392	50,300	-	-	-
Borrower 1 – loan 4	-	-	3,812	11,382	14,756
Borrower 1 – loan 5	-	-	25,206	37,130	42,453
Borrower 2 – loan 1	50,000	-	-	-	-
Borrower 2 – loan 2	57,717	59,842	63,258	66,410	68,327
Borrower 2 – loan 3	-	-	-	1,801	2,766
Borrower 2 – loan 4	-	-	3,389	7,892	9,864
Borrower 3 – loan 1	107,177	-	-	-	-
Borrower 3 – loan 2	42,520	44,166	46,799	49,337	50,270
Borrower 3 – loan 3	33,752	35,190	37,132	39,730	40,540
Borrower 3 – loan 4	21,344	23,562	27,039	30,599	31,912
Borrower 3 – loan 5	13,625	14,365	15,717	17,078	17,751
Borrower 3 – loan 6	-	99,990	99,990	99,990	99,990
Borrower 3 – loan 7	188,361	193,645	202,296	210,075	214,358
Borrower 3 – loan 8	-	-	-	-	405
Borrower 4 – loan 1	-	-	21,326	-	-
Borrower 4 – loan 2	132,104	139,815	-	-	-
Borrower 4 – loan 3	-	-	-	24,093	26,770
Borrower 4 – loan 4	199,875	199,875	199,875	193,175	124,775
Borrower 4 – loan 5	-	-	26,388	34,635	-
Borrower 5 – loan 1	111,259	118,380	129,525	-	-
Borrower 5 – loan 2	199,532	199,532	199,532	199,532	149,932
Borrower 5 – loan 3	-	-	-	22,508	22,899
Borrower 5 – loan 4	-	-	-	14,487	16,701
Total principal outstanding at period ended:	$1,415,082	$1,396,428	$1,201,084	$1,059,856	$934,469

Change from prior period ended:	$18,654	$195,344	$141,228	$125,387

The fraudulent loan activity after the effective date totaled $480,613 ($18,654 plus $195,344 plus $141,228 plus $125,387), occurred over approximately 14 quarters and was not material to any individual quarter. As the loss after recovery of insurance proceeds netted to an immaterial loss of $25,000, Management recorded the loss in the third quarter of 2017. Management also provided additional disclosure within Note 3 of Poage’s consolidated financial statements contained in Poage’s Form 10-Q for the period ended September 30, 2017, describing the transaction and conclusions made.

Mr. Lory Empie

August 30, 2018

•	Tell us the factors that changed from your original determination, which consequently resulted in your conclusion that the $1.4 million recovery was not probable; and

We considered the following key factors, up to the filing date of our Form 10-K for the year ended December 31, 2017, that the recovery from insurance was no longer probable.

On March 22, 2018, the Bank received correspondence from Manier & Herod, Nashville TN. AmTrust retained Manier & Herod to review the sworn Proof of Loss and documentation submitted with the Bank’s claim.

On March 29, 2018, Manier & Herod notified the Bank that the claimed loss of $1.4 million did not take into consideration any interest or fees paid by the Former Employee to the Bank on the fictitious loans.

AmTrust retained the forensic accounting firm of Plante Moran to assist in its investigation. Plante Moran calculated a total of $526,313.70 of interest payments and $16,102.68 in fees received by the Bank on the loans. After reducing the loss by these payments and fees, AmTrust calculated the claimed loss for purposes of evaluating coverage under the insurance policy to be, at most, $871,764.61, if the claim was deemed covered under the insurance policy. In addition, Manier & Herod requested numerous additional documents from management as potential documentation to support honoring or denying the claim.

Based upon correspondence received on March 29, 2018 from Manier & Herod and the resulting uncertainty over the amount of the recovery available under the insurance policy, Management could no longer assert that collection was probable.

•	As part of your response, please provide more substantive detail regarding all correspondence the company received from the fidelity bond insurer, and how you considered this information and any other relevant information in changing your conclusion that the recovery was no longer probable for financial statement purposes as of December 31, 2017.

Reference is made to the discussion above.

We may have further comments upon receipt and review of your response.

Poage acknowledges that the staff may have further comments upon review of this response letter.

Mr. Lory Empie

August 30, 2018

2. We note you identified fictitious loans of approximately $1.4 million on September 12, 2017 and the related disclosures in this note. Based on the facts and circumstances you have described, it is unclear to us how and why you made the following adjustments to your financial statements:

•	An increase of $617,000 to Goodwill; and
•	An increase of $317,000 to Deferred Taxes.

Please tell us how you considered ASC 805-10-25-14, as we note business combination measurement adjustments should not be made past one year from the acquisition date or advise us as to the authoritative literature you followed, etc. We may have further comment upon receipt and review of your response.

As noted in ASC 805-10-25-14, the measurement period shall not exceed one year from the acquisition date. We also note in accordance with ASC 805-20-25-19, after the measurement period ends, the acquirer shall revise the accounting for a business combination only to correct an error in accordance with Topic 250.

As previously noted, when the insurance recovery, net of insurance deductible, was considered probable, the recovery and fraud loss were netted to an immaterial amount and recognized as a loss in the third quarter of 2017. Prior to the filing of the 2017 Form 10-K and based upon the correspondence from legal counsel representing Poage’s insurance carrier, Management concluded that recovery from the insurance policy was no longer probable. As such, Management evaluated the fraud losses in the periods when they occurred.

As previously noted, the fraud results in an error in the financial statements. $934,469 of the error would be a day 1 adjustment to acquired loans and goodwill associated with Poage’s acquisition of Town Square Bank. The cumulative amount of the increase in the loan balances from the acquisition date to the fraud identification date totaled $480,613. The incremental increases in fraudulent loan balances should have been recognized as a loss in the period the increase occurred. $125,387 of the increase occurred from the acquisition date through December 31, 2014. $141,228 of the increase occurred in 2015. An additional $195,344 increase in fraudulent loan balances occurred in 2016.

Finally, fraudulent loan balances increased $18,654 during 2017 up to the date of the discovery. To correct the error in the financial statements, Management increased goodwill at December 31, 2017 by $617,000 which is net of the deferred tax impact of the $934,000 and recorded a loss of $481,000, net of the $25,000 deductible, for the year ending December 31, 2017 of which $456,000 was recognized in the fourth quarter. The day 1 loan fictitious loan amount $934,000 would have reduced the fair value of net assets acquired, which resulted in the aforementioned increases in goodwill and deferred tax assets.

Management determined that the subsequent increases to fraudulent loans were not significant to any individual period or material cumulatively since the acquisition date and therefore recorded the loss in the current period rather than adjusting previously reported periods.

Mr. Lory Empie

August 30, 2018

Management evaluated whether the correction of errors to the balance sheet and the income statement for the fictitious loans that existed as of the acquisition date and subsequent to the acquisition date were material as of or for any period prior to December 31, 2017. Management concluded that the correction of the error was not material to prior period balance sheets and that subsequent to the acquisition date, losses were not material to any individual period. The table below illustrates the impact of the not restating previously reported periods 2016 and 2017.

(dollars in thousands)	2016			2017
	As reported	If corrected	% Difference	As reported	If corrected	% Difference
Balance Sheet:
Loans	$343,921	$342,525	-0.41%	$328,554	$328,554	0.00%
Goodwill	1,277	1,894	48.32%	1,894	1,894	0.00%
Total Assets	458,465	458,160	-0.07%	446,880	446,880	0.00%
Equity	68,701	68,396	-0.44%	61,715	61,715	0.00%

Income Statement:
Fraud loss	-	195	100.00%	481	19	96.05%
Pre-tax net income	$2,427	$2,232	-8.03%	$(2,799)	$(2,337)	16.51%

Because recovery of the insurance claim was determined to no longer be probable prior to filing Form 10-K for the year ended December 31, 2017, Management evaluated the magnitude of recording the loss in the fourth quarter compared to the third quarter if the probable recovery conclusion as of September 30, 2017 was incorrect. Since the loss recorded was not material to any individual period or cumulatively, recognizing the loss in the fourth quarter rather than the third quarter is not considered material. The conclusion that the loss associated with subsequent increases to fraudulent loans were not significant to any individual period or material cumulatively since the acquisition date and therefore recorded the loss in the current period rather than adjusting previously reported periods would not change. See the table below for evaluation of impact to the third quarter:

(dollars in thousands)	As presented in Form 10-Q for the period ended September 30, 2017	Pro Forma if loss was recorded for the period ended September 30, 2017	$ Change if loss was recorded for the period ended September 30, 2017	% Change if loss was recorded for the period ended September 30, 2017
Balance Sheet:
Loans	$336,237	$334,844	$(1,393)	-0.41%
Goodwill	1,277	1,894	617	48.32%
Deferred Tax Asset	1,319	1,793	474	35.91%
Equity	66,035	65,732	303	-0.46%

If actual loss was recorded for the period ended September 30, 2017
Fraud loss	25	22	(3)	12.00%
Pre-tax net loss	(69)	(66)	3	4.35%

If cumulative loss was recorded in the period ended September 30, 2017
Fraud loss	25	481	456
Pre-tax net loss	$(69)	$(525)	$(456)

Mr. Lory Empie

August 30, 2018

As such, only the balance sheet as of December 31, 2017 was corrected and subsequent increases to fraudulent loans since the acquisition which total $481,000 less the $25,000 recorded in the third quarter were recorded as a loss in the fourth quarter of 2017 rather than adjusting previously reported periods. On June 18, 2018, the Bank and AmTrust agreed to a settlement payment of $850,000, which was recorded as noninterest income Poage’s Form 10-Q for the period ended June 30, 2018.

If you have any questions, please contact the undersigned at (606) 326-6150 or at bvanhorn@townsquarebank.com.

Very truly yours,

/s/ Bruce VanHorn
President and Chief Executive Officer

cc:	John Nolan, SEC Senior Assistant Chief Accountant
Jane Gilkerson, Chief Financial Officer